Exhibit 1

This announcement contains inside information

20 September 2018

BRITISH AMERICAN TOBACCO ANNOUNCES CEO’S INTENTION TO RETIRE ON 1 APRIL 2019

British American Tobacco p.l.c. (BAT) has announced that after nearly 37 years with the company, and eight years as CEO, Nicandro Durante has informed the Board of his intention to retire on 1 April 2019.

Richard Burrows, Chairman of BAT, said: “Nicandro has been an outstanding Chief Executive. He was the architect of the current strategy to transform the business and, with the successful establishment of BAT’s potentially reduced risk products business and the acquisition of Reynolds American Inc., he has created a stronger, truly global tobacco and nicotine business. Through this period of great change, Nicandro has substantially grown the business, delivering consistent strong growth in both earnings and dividends during his tenure.

“On behalf of the Board I would like to thank Nicandro for his exceptional leadership, as a result of which BAT is now better placed than ever to continue to deliver long term sustainable growth for our shareholders.”

Nicandro Durante said: “It has been a privilege to have led such a great company for the last eight years. We now have a growing potentially reduced risk product business fully embedded in our organisation and the integration of Reynolds has been successfully completed. I shall stay in place for the next six months to ensure an orderly handover to my successor.”

The Board has been considering successors for some time and, having reviewed a strong list of internal and external candidates over the past few months, it has identified a lead candidate to succeed Nicandro.  The Company will make a further announcement in due course.

Notes to Editors

Nicandro Durante

March 2011: Becomes Chief Executive
January 2008: Chief Operating Officer
March 2006: Regional Director, Africa & Middle East
2002: General Manager of Souza Cruz
2000: Finance Director for Souza Cruz
1997: Finance Director, Hong Kong
1995: Marketing Finance Controller, UK
1981: Joins British American Tobacco’s subsidiary in Brazil, Souza Cruz

About British American Tobacco

British American Tobacco is one of the world’s leading, multi-category consumer goods companies, that provides tobacco and nicotine products to millions of consumers around the world.

It employs over 55,000 people, with market leadership in over 55 countries and factories in 42. Its Strategic Portfolio is made up of its global cigarette brands and an increasing range of potentially reduced-risk products, comprising vapour and tobacco heating products, as well as oral tobacco and nicotine products such as moist snuff and snus.

In 2017 the Group generated reported revenue of £20 billion and profit from operations of £6.5 billion. In July 2017, British American Tobacco p.l.c. acquired the remaining 57.8% of Reynolds American Inc. that BAT did not already own, creating a stronger, global tobacco and nicotine company.

The person responsible for making this announcement is Paul McCrory, BAT’s Company Secretary.

Enquiries:

Press Office
Anna Vickerstaff / George Parker
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
 +44 (0) 20 7845 1180 / 1519 / 1263